Exhibit 99.2

AMENDMENT TO INFLARX N.V. LONG-TERM INCENTIVE PLAN

THIS AMENDMENT (this “Amendment”) is dated as of May 20, 2020 and amends the InflaRx N.V. Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Plan.

RECITALS

WHEREAS, the Board has determined that it is advisable and in the best interest of the Company and its shareholders to amend the Plan as set forth herein, subject to the approval of the Company’s shareholders and effective as of the date of such approval (the “Effective Date”), (a) to provide that the total number of Shares available for issuance under the Plan be increased each January 1 starting on January 1, 2021, by an amount equal to 4% of the Company’s outstanding Shares on December 31 of the immediately preceding year (or any lower number of Shares as determined by the Board), and (b) to remove any shareholder approval requirements to effect a re-pricing of any Option or SAR that is granted under the Plan.

NOW, THEREFORE, pursuant to Section 13(a) of the Plan, the Board approves as of the date first set forth above, the amendments to the Plan as set forth herein and their submission to the Company’s shareholders for approval:

1.            Effective as of the Effective Date, Section 4(a) is amended and restated in its entirely as follows:

“Subject to adjustment as provided in Section 4(c), the maximum number of Shares available for issuance under the Plan shall not exceed 2,341,097 Shares; provided that, starting on January 1, 2021, on January 1 of each year, the total number of Shares available for issuance under the Plan will be increased by an amount equal to the lesser of (i) 4% of the Company’s outstanding Shares on December 31 of the immediately preceding year or (ii) such number of Shares as determined by the Board in its discretion. Shares underlying Replacement Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which the Company combines, appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant hereunder.”

2.           Effective as of the Effective Date, Section 14 and the concluding proviso in Section 13(b) are deleted in their entirety.

3.           This Amendment shall only serve to amend and modify the Plan to the extent specifically provided herein.  All terms, conditions, provisions and references of and to the Agreement which are not specifically modified, amended and/or waived herein shall remain in full force and effect and shall not be altered by any provisions herein contained.

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